THE LAW OFFICE OF JILLIAN SIDOTI
38730 Sky Canyon Drive, Suite A Murrieta, CA 92563 P: (323) 799-1342 F: (951) 224-6675 md@jilliansidoti.com www.jilliansidoti.com

December 12, 2012

Re:	Book It Local, Inc. Registration Statement on Form S-1 Filed September 19, 2012 File No. 333-183983

Dear Mr. Spirgel-

Please find the answers to your comments below.

General

1. We note your disclosure that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Under this Registration Statement, we have not issued any communications to any potential investors. We did, however, on reliance on Regulation D, distribute a private placement memorandum.

2. We note that the shares being registered for resale represent a majority of your outstanding common shares held by non-affiliates. We also note that two of the selling shareholders, G9 Holdings, LLC and GW Grace, LLC, own over 85% of your outstanding securities and intend to sell 100% of their holdings in this offering. In addition, your sole office and director, Joseph McMurry, also intends to sell 100% of his outstanding securities in this offering. Due to the significant number of shares being registered, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant. If you believe this is not a primary offering, your analysis should specifically address the affiliate status of G9 Holdings, GW Grace and Mr. McMurry.

Response: We have revised the disclosure to include “The selling shareholders of Book It Local, Inc. are underwriters. The 10,597,572 common shares included in this prospectus may be sold by the selling security holders at a fixed price of $.05 for the duration of this offering.”

Prospectus Cover Page

3.  Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that the selling shareholders will receive in this offering assuming all of the shares are sold at the offering price.

Response: We have revised the disclosure to include “The selling shareholders will receive $529,878.60 in the aggregate if all shares are sold at the offering price.”

4.  We note your statement that the offering price has been primarily determined based on your “projected operating results.” In addition, we note your statement on page 6 that the offering price was determined by the price the selling shareholders paid in your private placement plus a premium for marketability. Please reconcile.

Response: We have revised the disclosure on the cover page to indicate that the price is based primarily on “the price shares were sold to our shareholders in a private placement memorandum plus an increase based on the fact the shares will be liquid and registered.”

5.  Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

Response: We have revised the disclosure to include “Book It Local, Inc. is a shell company” on the cover page. Additionally, we have updated the risk factor that says that “we may be considered a shell company” to reflect that we “are” considered a shell company and provided detail as to the requirements of Rule 144(i), which state that the stock will be restricted unless the following requirements are satisfied: “(1) we have ceased to be defined as a shell company under Rule 144; (2) we have filed current Form 10 information with the SEC reflecting our status as an entity that is no longer considered a shell; (3) we are subject to reporting requirements of the Exchange Act; and (4) as applicable, we have filed all reports and other materials required to be filed by the Exchange act other than 8-K reports.”

Prospectus Summary, page 5

6.  Please disclose in your summary that your auditor has expressed concern about your ability to continue as a going concern.

Response: We have revised the disclosure to include that “[h]owever, it should be noted that our independent auditor has expressed concern about our ability to continue as a going concern.” Additionally we have included a risk factor expressing that “[o]ur independent auditor has expressed concern about our ability to continue as a going concern.”

7.  Revise your summary to discuss management’s reasons for becoming a public company at this time in the company’s development. Discuss the pros and cons of doing so, including management’s estimate of the increased expenses of publicly reporting. For example, we note that the expenses for this offering are approximately $10,000. This represents a significant portion of your current assets.

Response: We have revised the disclosure to state: We have elected to become a public company at this early stage of development for a number of reasons. First and foremost, it is because our need for capital is substantial and our principal feels his time devoted to the Company is best served developing the business plan rather than developing a network of people to invest into a private offering for a company of this type. Mr. McMurry believes that he can raise more capital in less time through a public offering rather than through a private offering. Furthermore, our plan is contingent upon establishing relatively quick growth relative to our competitors and there is a degree of credibility inherent in a public company.

We do understand as a company the disadvantages of going public such as the increased costs of ongoing reporting and scrutiny from the relevant governmental agencies. However, we believe that such a time and financial investment in the short term will be worth the long-term benefits of being a public entity.”

Terms of the Offering, page 6

8.  Please disclose the closing date for the private placement and price per share paid in the transaction whereby the selling shareholders purchased the shares covered by this registration statement.

Response: We have revised the disclosure to indicate that the private offering closes on January 1, 2013 and shares were sold at $.01 per share.

9.  Please briefly describe the services provided to you by G9 Holdings, LLC and GW Grace, LLC in exchange for the shares issued to these entities, including disclosure of the aggregate value of those services.

Response: We have revised the disclosure to include that “Additional shares have been issued to G9 Holdings, LLC and GW Grace, LLC for consulting services rendered with regard to the development of the business plan as well as coordination of this Registration Statement.”

Exemptions Under Jumpstart Our Business Startups Act, page 9

10. Please disclose all of the circumstances under which you would cease to be an emerging growth company.

Response: We have revised the disclosure to include the following: “We will retain our emerging growth status for 5 years or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.”

11. We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A

Response: We have included a risk factor indicating that “[b]y taking the 102(b)(1) extended transition period, we are allowed to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.”

Additionally, we have included a “Critical Accounting Policies” section in the MD&A that states: “Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.”

Risk Factors, page 9

12. Please add risk factor disclosure addressing your sole officer and director’s lack of experience managing a public company and preparing financial statements.

Response: We have included a risk factor to indicate that “Our sole officer and director lacks experience managing a public company and preparing financial statements. There are particular things required of managing a public company, including careful preparation of financial statements, of which Mr. McMurry lacks practical experience, which could have an adverse effect on our operations.”

Mr. McMurry is involved in other businesses..., page 10

13. Please provide a description of Mr. McMurry’s other business activities or explain to us why they are not material.

Response: We have revised the disclosure to include that Mr. McMurry’s “time commitment to the Company for the foreseeable future is limited to 20 hours per month and consists entirely of big-picture development activities” and thus will not interfere with his ability to work on behalf of the company.

Inadequate Financial Projections, page 10

14. We note your disclosure that you are not providing any financial projections. However, in the next risk factor, you discuss risks related to financial projections. Please reconcile.

Response: We have removed this risk factor.

Selling Shareholders, page 14

15. Please specify whether the natural persons identified in footnotes (4), (5) and (7) have voting and investment power over the shares held by G9 Holdings, LLC, GW Grace, LLC and Winchester Investments, LLC, respectively.

Response: We have revised the disclosure to indicate that each indicated party holds voting and investment power over the associated company’s respective shares.

Security Ownership..., page 17

16. Please add footnote disclosure to the table identifying the natural persons that have voting and investment power over the shares held by GP Holdings, LLC and GW Grace, LLC.

Response: We have revised the disclosure to indicate that Theresa Garvin and Forrest Garvin hold voting and investment power over the shares owned by G9 Holdings, LLC and GW Grace, LLC, respectively.

Description of Business, page 20

17. We note your statement that consumers spent $17.23 billion on live entertainment in 2010. Please provide us with third-party support for this and other third-party statements, clearly cross-referencing each statement with the underlying factual support. In addition, please clarify whether you believe this number represents your total addressable market. For example, we note that it appears you intend to focus on a subset of this market, including weddings, private parties, fraternity dances, etc. To the extent this figure does not represent your anticipated total addressable market please tell us why you believe this number is meaningful to potential investors in your company.

Response: We have included footnotes to sources that support the figures indicated within the document. Additionally, we believe the $17.23B figure is relevant that it is indicative of the demand for live entertainment. We have included a disclosure to indicate that this figure includes revenue that is outside the scope of our target market, however.

18. Overall, please revise your description of your business to reflect the current status of your operations. For example, on page 21, you state that you “have developed an online bidding system.” Based on the balance of your disclosure it appears that you have only taken preliminary steps with respect to your operations and have not yet developed your website. Please take care throughout your prospectus to differentiate between those aspects of your business or product(s) that are operational and those aspects that are aspirational in nature.

Response: The status of the company operationally is correctly reflected in the document as we have not developed our website or engaged a contractor to develop our bidding system as of the present time. Nor have we implemented any portion of our plan in a meaningful sense. We have amended in areas we believe that this may be misleading.

Marketing Strategy, page 23

19. We note your statement that you plan to increase visitor growth to your website by 20% over the next year. Please expand you disclosure to discuss your basis for these growth projections.

Response: We have revised the disclosure to include the fact that we will utilize “the services of an inbound marketing contractor that will identify appropriate keywords to optimize our website to attract organic traffic.”

Management’s Discussion and Analysis of Financial Condition, page 25

20. Please revise to provide a plan of operations for your next 12 months. The plan of operations should discuss the time, costs and steps involved to execute on your business plan and develop your products and services. Your plan of operations should be reasonably detailed and include a discussion of the material expenses you expect to incur in connection with your operations, including administrative, marketing and sales activities. Please include a discussion of the assumptions underlying your plan of operations given your sole officer and director’s lack of experience in the industry.

Response: We have revised the disclosure to include a chart that indicates our operational goals for 2013.

January 2013: Devise a framework for the bidding system to be implemented on the website and begin researching developers via outsourcing websites to employ for its development.
March 2013: Engage a developer to program the bidding system and start mapping out the website around the bidding system and conceptualizing content to publish on the website to generate traffic. We expect to spend roughly $2,500 on the development of our bidding system and website.

April 2013: Launch our website and begin posting content written by freelance writers engaged through outsourcing websites. We expect to spend approximately $1,000 for content.
Ongoing 2013: Continue to develop content and engage an inbound marketing consultant to optimize the website. We expect to spend approximately $1,500 over the course of 2013 for such services.

Summary Compensation Table, page 28

21. Please add a “total” column to your summary compensation table.

Response: We have revised the summary compensation table to include a “total” column.

22. Please specify whether the value of the restricted stock issued to Mr. McMurry was computed in accordance with FASB ASC Topic 718. In addition, pursuant to Instruction 1 to Item 402(c)(2)(v) of Regulation S-K, please include a footnote disclosing all the assumption made in the valuation of Mr. McMurry’s restricted stock.

W have updated this and added the following: Mr. McMurry was granted stock at valued at $21,195 for services already rendered related to development of our business plan and services as CEO. We valued Mr. McMurry’s stock at $.10 per share.

23. Please tell us whether the stock issued to Mr. McMurry was long-term compensation or compensation for services provided. We note on page 24 you disclose that Mr. McMurry “received 211,950 shares in exchange for services related to our organization...”

We have added the following: ….already rendered related to development of our business plan and services as CEO. We valued Mr. McMurry’s stock at $.10 per share.

Item 15. Recent Sales of Unregistered Securities

24. Please revise to provide the information called for by Item 701 of Regulation S-K with respect to the 9,600,072 shares of common stock that were issued for services provided to the company, as disclosed on page 10.

Response: We have revised the disclosure to indicate that the 9,600,072 shares were issued in consideration for services rendered on August 21, 2012. We have updated this section to discuss what those services were.

Exhibit 5.1

25. We note that your legal opinion states that the securities in this offering will be validly issued, fully paid and non-assessable “when issued in accordance with the terms set forth in the Registration Statement.” Please revise to reflect that the shares being registered have already been issued and are validly issued, fully paid and non-assessable, if accurate.

Response: We have revised the disclosure to reflect that the shares have already been issued and are validly issued, fully paid, and non-assessable.

26. We note that the first sentence of your legal opinion refers to “Easy Buy Plus, Inc.” Please revise to specify that this opinion relates to your company or explain to us the relationship Easy Buy Plus, Inc. has to your offering.

Response: We have revised the disclosure to refer only to Book It Local, Inc.

27. We also note that your counsel opines that your shares will be validly issued, fully paid and non-assessable under the corporate laws of the State of Delaware. In equity offerings, we require counsel to opine on the corporate laws of the jurisdiction of incorporation of the registrant. Please have your counsel revise its letter to provide an opinion under Nevada law.

Response: We have revised the disclosure to indicate that the laws of Nevada apply.